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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         CABLEVISION SYSTEMS CORPORATION
                         -------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   12686C 109
                                 --------------
                                 (CUSIP Number)


                             MARILYN J. WASSER, ESQ.
                       VICE PRESIDENT - LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                            BASKING RIDGE, N.J. 07920
                                 (908) 221-2000
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                                   Authorized
                     to Receive Notices and Communications)


                                  MARCH 9, 1999
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

                               Page 1 of 12 Pages

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                                    SCHEDULE 13D
---------------------                                         ------------------

CUSIP No. 12686C 109                                          Page 2 of 12 Pages

---------------------                                         ------------------

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        1           NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         AT&T CORP.
                         I.R.S. IDENTIFICATION NO. 13-4924710
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
        3           SEC USE ONLY                                             [ ]
--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS
                         WC, OO
--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE ORGANIZATION
                         NEW YORK
--------------------------------------------------------------------------------
                    7
    NUMBER OF            SOLE VOTING POWER
                              48,942,172
                   -------------------------------------------------------------
     SHARES         8
                         SHARED VOTING POWER
  BENEFICIALLY                -0-
                   -------------------------------------------------------------
                    9
    OWNED BY             SOLE DISPOSITIVE POWER*
                              48,942,172
                   -------------------------------------------------------------
     EACH          10
                         SHARED DISPOSITIVE POWER
    REPORTING                 -0-

   PERSON WITH
--------------------------------------------------------------------------------
       11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON
                         48,942,172
--------------------------------------------------------------------------------
       12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES                                  [ ]
--------------------------------------------------------------------------------
       13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
                         45.2%
--------------------------------------------------------------------------------
       14           TYPE OF REPORTING PERSON
                         CO
--------------------------------------------------------------------------------
* Subject to the Stockholders Agreement (See Item 6 hereof). Excludes 1,040,400 shares of Class A Common Stock beneficially owned by Liberty Media Corporation (See Item 3 hereof).

** Each share of the Issuer's Class B Common Stock is entitled to 10 votes per share and each share of Class A Common Stock is entitled to one vote per share. Holders of Class B Common Stock and Class A Common Stock vote together as a single class, except for the election of directors. With respect to the election of directors and subject to certain conditions, holders of Class A Common Stock vote as a separate class and are entitled to elect 25% of the total number of directors constituting the whole board. For all other issues, when the classes of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities of the Issuer representing approximately 9.1% of the voting power of the Issuer (See Items 1 and 5).



                                     3 of 12
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ITEM 1.   SECURITY AND ISSUER.

          This Statement on Schedule 13D (this "Schedule 13D") relates to shares of Class A common stock, par value $0.01 per share (the "Class A Stock"), of Cablevision Systems Corporation, a Delaware corporation ("Cablevision" or the "Issuer"). The Issuer's principal executive offices are located at One Media Crossways, Woodbury, New York 11797.

          The Issuer also has Class B Common Stock, par value $.01 per share (the "Class B Stock"), issued and outstanding. The holders of Class A Stock and Class B Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer, except for the election of directors. The holders of the Class B Stock are entitled to 10 votes per share and the holders of the Class A Stock are entitled to one vote per share. With respect to the election of directors and subject to certain conditions, holders of Class A Stock vote as a separate class and are entitled to elect 25% of the total number of directors constituting the whole board of directors of the Issuer (the "Board").

ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is being filed by AT&T Corp., a New York corporation ("AT&T"). AT&T is among the world's communications leaders, providing voice, data and video telecommunications services to large and small businesses, consumers and government entities. AT&T and its subsidiaries furnish regional, domestic, international, local and Internet communication transmission services, including cellular telephone and other wireless services, and cable television services. The principal executive offices of AT&T are located at 32 Avenue of the Americas, New York, New York 10013-2412.

          The name, business address, present principal occupation or employment and citizenship of each director and executive officer of AT&T is set forth in
Schedule I hereto and is incorporated herein by reference.

          During the last five years, neither AT&T, nor, to the knowledge of AT&T, any of the persons listed on Schedule I hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          AT&T succeeded to the beneficial ownership of the shares of Class A Stock reported herein as a result of the merger (the "Merger") of Italy Merger Corp., a wholly owned subsidiary of AT&T, with and into Tele-Communications, Inc. ("TCI"). TCI had previously filed a Statement on Schedule 13D reporting beneficial ownership of such shares of Class A Stock, which at that time were attributed to TCI's TCI Group.

          In the Merger, among other things, (i) TCI became a wholly owned subsidiary of AT&T, (ii) the businesses and assets of TCI's Liberty Media Group and TCI's TCI Ventures Group were combined and (iii) the holders of TCI's TCI Group common stock received in exchange for their shares common stock of AT&T and the holders of TCI's Liberty Media Group common stock and TCI's TCI Ventures Group common stock received in exchange for their



                                     4 of 12
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shares a new class of common stock of AT&T intended to reflect the results of the combined Liberty Media Group and TCI Ventures Group. Following the Merger, AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and TCI's TCI Ventures Group prior to the Merger, except for certain assets which were transferred (the "Asset Transfers") from the TCI Ventures Group to TCI's TCI Group in connection with the Merger in exchange for $5.461 billion in cash, and AT&T's "Common Stock Group" consists of all of the other assets and businesses of AT&T, including those of the TCI Group prior to the Merger and the assets acquired by the TCI Group pursuant to the Asset Transfers. AT&T provided a $5.461 billion inter-company loan to TCI to fund the payment in connection with the Asset Transfers. AT&T obtained the $5.461 billion used to make the inter-company loan to TCI from its working capital.

          TCI had also previously filed Statement on Schedule 13D reporting beneficial ownership of an additional 1,040,400 shares of Class A Stock. Liberty Media Corporation, a Delaware corporation, succeeded to the beneficial ownership of such 1,040,400 shares of Class A Stock as a result of the Merger. Following the Merger, such 1,040,400 shares of Class A Stock are held by the Liberty Media Group. Although the assets and businesses of the Liberty Media Group are held by a wholly owned subsidiary of AT&T, the Board of Directors and management of Liberty Media Corporation, which is the primary operating unit of the Liberty Media Group, manage the business and affairs of the Liberty Media Group, including, but not limited to, making determinations regarding the disposition and voting of such 1,040,400 shares of Class A Stock. A majority of Liberty Media Corporation's Board of Directors consists of individuals designated by TCI prior to the Merger. If these individuals or their designated successors cease to constitute a majority of Liberty Media Corporation's Board of Directors, Liberty Media Corporation will transfer the assets and businesses of the Liberty Media Group to a new entity. Although, this new entity would be owned substantially by AT&T it would continue to be managed (including with respect to the voting and disposition of such 1,040,400 shares of Class A Stock) by management of Liberty Media Corporation in place prior to such transfer of assets and businesses.

          As a result, Liberty Media Corporation, acting through its Board of Directors and management, will have the power to determine how such 1,040,400 shares of Class A Stock will be voted and, subject to the limitations of the Delaware General Corporation law, will have the power to dispose of such shares of Class A Stock and, thus, Liberty Media Corporation is considered the beneficial owner of such shares of Class A Stock for purposes of Section
13(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange
Act").

          The foregoing summary is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T, Italy Merger Corp. and TCI and the description of (i) the Merger and the related transactions and (ii) the relationship between (a) AT&T and Liberty Media Corporation and (b) AT&T's Common Stock Group and AT&T's Liberty Media Group, set forth in the AT&T/TCI Proxy Statement/Prospectus (the "AT&T/TCI Proxy Statement/Prospectus") that forms a part of the Registration Statement on Form S-4 (File No. 333-70279) of AT&T filed on January 8, 1999, each of which are filed as Exhibits hereto and are hereby incorporated by reference herein in their entirety. All capitalized terms used in the foregoing summary but not defined herein shall have the meanings given to them in the AT&T/TCI Proxy Statement/Prospectus.

          TCI acquired the shares of Class A Stock now beneficially owned by AT&T as follows.

          At a Special Meeting of the stockholders of CSC Holdings, Inc., f/k/a Cablevision Systems Corporation ("CSC"), held on February 18, 1998, the stockholders of CSC approved



                                     5 of 12
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and adopted a Contribution and Merger Agreement, dated as of June 6, 1997, as amended and restated by the Amended and Restated Contribution and Merger Agreement dated as of June 6, 1997 (the "CSC Merger Agreement"), among CSC, TCI Communications, Inc., a wholly owned subsidiary of TCI ("TCIC"), the Issuer, and CSC Merger Corporation, a wholly owned subsidiary of the Issuer. Pursuant to the terms of the CSC Merger Agreement, effective March 4, 1998, CSC Merger Corporation merged with and into CSC (the "CSC Merger") and each outstanding share of Class A Common Stock of CSC was converted into one share of Class A Stock and each outstanding share of Class B Common Stock of CSC was converted into one share of Class B Stock. As a result, CSC became a wholly owned subsidiary of the Issuer. Simultaneously with the consummation of the CSC Merger and pursuant to the terms of the CSC Merger Agreement, TCI transferred to the Issuer certain cable television systems assets owned by TCI in exchange for 12,235,543 shares of Class A Stock (the "Contribution"). In addition, a subsidiary of TCI held 260,100 shares of Class A Common Stock of CSC, which were converted to Class A Stock in the Merger. As a result of stock splits as of March 30, 1998 and August 21, 1998, the number of shares of Class A Stock held by TCI and now beneficially owned by AT&T increased to 48,942,172.

          The foregoing summary of the CSC Merger, the Contribution and the securities received by TCI in connection therewith is qualified in its entirety by reference to the complete terms, provisions and conditions thereof set forth in the Prospectus of the Issuer and the Proxy Statement of CSC filed on January 20, 1998 by such parties as part of a Registration Statement on Form S-4 (No. 333-444547) and the text of the CSC Merger Agreement, each of which is attached as an Exhibit hereto and incorporated herein by reference in its entirety.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          AT&T currently holds its interest in the Issuer for investment purposes. Except as set forth herein, neither AT&T nor, to the best of its knowledge, any of its executive officers, directors or controlling persons has any current plan or proposal which relates to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer, (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

          Notwithstanding the foregoing, AT&T may determine to change its investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, AT&T will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to AT&T, developments with respect to the business of AT&T, and general economic and stock market conditions, including, but not limited to, the market price of the Class A Stock of the Issuer. AT&T reserves the right, based on all relevant factors, to acquire additional shares of the Class A Stock of Issuer in the open market or in privately negotiated transactions, to


                                     6 of 12
dispose of all or a portion of its holdings of shares of the Class A Stock of the Issuer, or to change its intention with respect to any or all of the matters referred to in this Item.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) AT&T presently beneficially owns 48,942,172 shares of the Class A Stock. The 48,942,172 shares of Class A Stock beneficially owned by AT&T represent 45.2% of the 108,267,606 shares of Class A Stock outstanding as of December 31, 1998. In addition, the Issuer had 43,226,836 shares of Class B Stock outstanding as of December 31, 1998. To the knowledge of AT&T, none of the persons listed on Schedule I hereto beneficially owns any shares of Class A Stock or Class B Stock other than as set forth herein or as listed on Schedule I hereto.

          With respect to matters presented for a vote of the holders of Class A Stock and Class B Stock (other than for the election of directors), AT&T beneficially owns voting equity securities representing 9.1% of the voting power therefor. With respect to the election of directors, the holders of Class A Stock vote as a separate class and are entitled to elect 25% of the total number of directors constituting the whole board.

          (b) The power to vote or to direct the voting of the shares of the 48,942,172 shares of Class A Stock beneficially owned by AT&T and the power to dispose of, or to direct the disposition of, such shares of Class A Stock are subject to the Stockholders Agreement described in Item 6 below.

          (c) Except for the securities of the Issuer acquired in connection with the Merger described in Item 3 hereof, neither AT&T nor, to the knowledge of AT&T, any of the persons listed on Schedule I hereto, has executed transactions in the Class A Stock of the Issuer during the past sixty (60) days.

          (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Stock beneficially owned by AT&T.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          In connection with the Contribution, TCI, the Issuer and certain other parties who beneficially own Class B Stock (the "Class B Parties"), entered into a Stockholders Agreement dated as of March 4, 1998 (the "Stockholders Agreement"). The description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, which is attached as an Exhibit hereto and incorporated herein by reference in its entirety. The Stockholders Agreement provides for, among other things, the following: (a) limitations on TCI's ability to acquire additional shares of Class A Stock if following such acquisition TCI would beneficially own 10% more of the Class A Stock in excess of what it received in the Contribution; (b) limitations on TCI's ability to transfer its shares of Class A Stock to any person who after such transfer would own 10% or more of the outstanding shares of Class A Stock or 5% of more of all outstanding shares of the Issuer's common stock, except for certain transfers (such as to certain subsidiaries of TCI or to a single party that has agreed to become a party to the Stockholders Agreement); (c) consultation rights for the parties to the Stockholders Agreement on a sale of the Issuer or a sale of significant assets of the Issuer and on certain sales of the Issuer's common stock owned by TCI or by the Class B Parties; (d) certain tag-along rights of TCI and drag-along rights of the Class B Parties upon certain sales of the Issuer's common stock by the Class B Parties; (e) preemptive rights in favor of TCI, with certain limited exceptions; (f) TCI's right to designate two directors for election to the Issuer's Board, which designees are


                                     7 of 12

John C. Malone and Leo J. Hindrey, Jr., each of whom is a director or officer of AT&T; (g) the TCI directors to be members of a committee to approve certain transactions with the Class B Parties with such directors having veto rights over such transactions; (h) TCI's agreement to vote its shares of Class A Stock in proportion with the public holders of the Class A Stock for the election of 25% of the directors of the Issuer and any increase in authorized shares; (i) the Issuer's agreement not to effect acquisition transactions that would cause its debt to cash flow ratio to exceed certain specified ratios; and (j) certain registration rights in favor of TCI for its shares of Class A Stock.

          Except as set forth in this Schedule 13D, to the knowledge of AT&T, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of Cablevision, including but not limited to, transfer or voting of any of the securities of Cablevision, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Cablevision.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     1. Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement"))

     2. AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

     3. Registration Statement on Form S-4 and the Prospectus/Proxy Statement that forms a part thereof, filed by Cablevision Systems Corporation and CSC Holdings, Inc., f/k/a Cablevision Systems Corporation on January 20, 1998, and thereafter ordered effective January 20, 1998 (File No. 333-444547) (the "CSC Registration Statement") (incorporated by reference to the CSC Registration Statement).

     4. Contribution and Merger Agreement, dated as of June 6, 1997, as amended and restated by the Amended and Restated Contribution and Merger Agreement dated as of June 6, 1997, among CSC Holdings, Inc., f/k/a Cablevision Systems Corporation, TCI Communications, Inc., Cablevision Systems Corporation, and CSC Merger Corporation filed January 20, 1998 (incorporated by reference to Appendix A to the Prospectus/Proxy Statement that forms a part of the CSC Registration Statement).

     5. Stockholders Agreement, dated as of March 4, 1998, among Tele-Communications, Inc., Cablevision Systems Corporation and certain beneficial owners of the Class B common stock of Cablevision Systems Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Tele-Communications, Inc. dated March 6, 1998 (File No. 0-20421)).



                                     8 of 12

                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 19, 1999

                                             AT&T CORP.



                                             By: /s/ Robert S. Feit
                                                --------------------------------
                                             Name:   Robert S. Feit
                                             Title:  Authorized Signatory




                                     9 of 12

                                   SCHEDULE I
                                   ----------

          The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this
Schedule I are United States citizens.


Name                     Title
----                     -----

C. Michael Armstrong     Chairman of the Board and Chief Executive Officer and
                         Director

Kenneth T. Derr          Director; Chief Executive Officer of Chevron
                         Corporation

M. Kathryn Eickhoff      Director; President of Eickhoff Economics, Inc.

Walter Y. Elisha         Director; Chairman and Chief Executive Officer of
                         Springs Industries, Inc.

George M. C. Fisher      Director; Chairman and Chief Executive Officer of
                         Eastman Kodak Company

Donald V. Fites          Director; Chairman and Chief Executive Officer of
                         Caterpillar, Inc.

Ralph S. Larsen          Director; Chairman and Chief Executive Officer of
                         Johnson & Johnson

John C. Malone           Director; Chairman of the Board, Tele-Communications,
                         Inc. and Liberty Media Corporation

Donald F. McHenry        Director; President of IRC Group

Michael I. Sovern        Director; President Emeritus and Chancellor Kent
                         Professor of Law at Columbia University

Sanford I. Weill         Director; Chairman and Co-CEO Citigroup Inc.

Thomas H. Wyman          Director; Senior Advisor of SBC Warburg, Inc.

John D. Zeglis           President and Director

Harold W. Burlingame     Executive Vice President, Merger & Joint Venture
                         Integration

James Cicconi            Executive Vice President-Law & Governmental Affairs
                         and General Counsel

Mirian Graddick          Executive Vice President, Human Resources

Daniel R. Hesse          Executive Vice President and President & CEO, AT&T
                         Wireless Services

Leo J. Hindrey, Jr.      President and Chief Executive Officer, AT&T Broadband
                         and



                                    10 of 12

                         Internet Services

Frank Ianna              Executive Vice President and President, AT&T Network
                         Services

Michael G. Keith         Executive Vice President and President, AT&T Business
                         Services

H. Eugene Lockhart       Executive Vice President, Chief Marketing Officer

Richard J. Martin        Executive Vice President, Public Relations and
                         Employee Communication

David C. Nagel           President, AT&T Labs & Chief Technology Officer

John C. Petrillo         Executive Vice President, Corporate Strategy and
                         Business Development

Richard Roscitt          Executive Vice President and President & CEO, AT&T
                         Solutions

D.H. Schulman            Executive Vice President and President, AT&T Consumer
                         Long Distance and Segment Marketing

Daniel E. Somers         Senior Executive Vice President and Chief Financial
                         Officer



                                    11 of 12

                                INDEX OF EXHIBITS
                                -----------------

     1. Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement"))

     2. AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

     3. Registration Statement on Form S-4 and the Prospectus/Proxy Statement that forms a part thereof, filed by Cablevision Systems Corporation and CSC Holdings, Inc., f/k/a Cablevision Systems Corporation on January 20, 1998, and thereafter ordered effective January 20, 1998 (File No. 333-444547) (the "CSC Registration Statement") (incorporated by reference to the CSC Registration Statement).

     4. Contribution and Merger Agreement, dated as of June 6, 1997, as amended and restated by the Amended and Restated Contribution and Merger Agreement dated as of June 6, 1997, among CSC Holdings, Inc., f/k/a Cablevision Systems Corporation, TCI Communications, Inc., Cablevision Systems Corporation, and CSC Merger Corporation filed January 20, 1998 (incorporated by reference to Appendix A to the Prospectus/Proxy Statement that forms a part of the CSC Registration Statement).

     5. Stockholders Agreement, dated as of March 4, 1998, among Tele-Communications, Inc., Cablevision Systems Corporation and certain beneficial owners of the Class B common stock of Cablevision Systems Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Tele-Communications, Inc. dated March 6, 1998 (File No. 0-20421)).



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